

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2018

Ron Cohen, M.D.
President and Chief Executive Officer
Acorda Therapeutics, Inc.
420 Saw Mill River Road
Ardsley, New York 10502

      Re: Acorda Therapeutics, Inc.
         Form 10-K for the Fiscal Year Ended December 31, 2017
         Filed March 1, 2018 and Amended on March 9, 2018
         File No. 001-31938

Dear Dr. Cohen:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K/A filed March 9, 2018

Critical Accounting Policies and Estimates
Asset Impairment, page 93

1.   Given the significance of goodwill and intangible assets to your balance sheet, please tell us your consideration of expanding your disclosure to provide a robust and comprehensive discussion regarding your impairment testing policies. This discussion should include a description of key assumptions used and how the key assumptions are determined, a description of the uncertainties associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on the key assumptions.

Notes to the Financial Statements
(4) Intangible Assets and Goodwill
Goodwill, page F-23

2.   On page F-20, you disclose you recognized approximately $296.7 million of non-cash impairment charges to write-off of intangible assets associated with the global rights to tozadenant, SYN120 and Selincro that you acquired from Biotie in 2016. In light of these significant impairments, please tell us whether you assessed the related goodwill for impairment under ASC 350-20-35-30. If so, provide us with your analysis of why the goodwill was not also impaired.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Andri Carpenter at 202-551-3645 or Sharon Blume at 202-551-3474 with any questions.

                                                Division of Corporation Finance
                                                Office of Healthcare & Insurance